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                           October 16, 2020

       Robert B. Brown
       Chief Executive Officer
       Brickell Biotech, Inc.
       5777 Central Avenue
       Suite 102
       Boulder, CO 80301

                                                        Re: Brickell Biotech,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 13,
2020
                                                            File No. 333-249441

       Dear Mr. Brown:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jeffrey
Gabor at 202-551-2544 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Jonathan R. Zimmerman,
Esq.